

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 1, 2013

John Williams
Chairman and Chief Executive Officer
Shearson American REIT, Inc.
1059 Redondo Blvd.
Los Angeles, CA 90019

> **Re:** **Shearson American REIT, Inc.**
> **Amendment No. 8 to Form 10**
> **Filed February 4, 2013**
> **File No. 000-29627**

Dear Mr. Williams:

We have reviewed Amendment No. 8 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please incorporate your responses to these comments, as applicable, in your future Exchange Act periodic reports.

General

1. We note your responses to comments 1 and 2 of our letter dated December 31, 2012 that you will engage in a Regulation D offering and offer 26,352,944 shares of common stock. Please note that providing excessive details about your proposed private placement may not be consistent with Section 5 and the prohibition on general solicitation under Rule 502(c). Please revise your disclosure concerning the private placement to limit any communication that may be construed as a general solicitation. Also, please clarify your references to "this private placement memorandum" and "this offering" throughout this document.

2.   We note that you intend to provide for a broker-dealer over-allotment option in connection with the sale of your shares. However, you also state that all of the shares will be sold by you. Please advise.

3.   We note your response to comment 1 that you intend to rely upon a $150,000 loan from a director to cover expenses. Please identify the director and disclose how you determined this individual will be able to provide you with a loan in this amount. Additionally, please disclose whether you have a written agreement with this individual regarding this loan. If so, please file the agreement. If not, please disclose that there is no obligation for the director to provide the loan.

Item 1. Business, page 1

Organizational Structure, page 13

4.   We note your response to comment 4. Please identify the members of management and their share holdings and the amount currently held by public stockholders.

HUD Mortgage Insurance for Rental and Cooperative Housing…., page 12

5.   We note your response to comment 5. Please explain the significance of being an "eligible non-MAP applicant," and clarify how you determined that you are eligible.

Valuation of Portfolio Investments, page 22

6.   We note your response to comment 6 referring to your reports to stockholders. Please clarify the reference to "as is necessary" in disclosing when your advisor will calculate your net asset value and whether such information will be disclosed in your annual reports, quarterly reports, or both.

Item 1A. Risk Factors, page 54

7.   We note that you have provided risk factors on page 103. Please note that all material risks should be disclosed in this section.

8.   We note your response to comment 11 and reissue our comment in part. Please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Item 5. Directors and Executive Officers, page 87

Management Compensation, page 93

9.   In connection with comment 1 above, we note that you have provided disclosure regarding selling commissions. We also note, with respect to organizational and offering costs, you state that the "proceeds of this offering will be used to acquire real estate or loans" and you state that reimbursements will not "exceed 0.75% of the gross offering

proceeds." Further, we note your disclosure in the footnotes. Considering this is not a transactional filing, it is not clear why you have provided this disclosure. Please advise.

Allocation of Investment Opportunities, page 96

10.   Please disclose the number of other real estate programs currently managed by your sponsor and the amount that these entities have available to invest.

Joint Ventures with Our Affiliates, page 98

11.   We note your response to comment 10 and reissue our comment. We note that you may enter into joint ventures with your affiliates. Please disclose how your advisor will be compensated in such circumstances.

Executive Compensation, page 106

12.   We note your response to comment 9. Please note that all compensation disclosure should be presented in one section. Please revise page 93 to clearly state whether you will pay salaries directly or reimburse your advisor for salaries paid to your executive officers. Additionally, please confirm that, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, you will disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Item 13. Financial Statements

Note 2. Basis of Presentation and Use of Estimates, page F-4

13.   We note your response to prior comment 13 and reissue the comment as we are unable to locate your referenced disclosure. Further, please provide within your financial statement disclosure addressing significant accounting policies your election to utilize the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(2) of the Jumpstart Our Business Startup Act of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor